Jeffrey N. Carp Executive Vice President and Chief Legal Officer
One Lincoln Street
Boston, MA 02111

	Telephone:	617-664-5176
	Facsimile:	617-664-8209

jcarp@statestreet.com

October 19, 2007

Via EDGAR (Correspondence)

Christian N. Windsor

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	State Street Corporation
Definitive 14A
Filed March 19, 2007
File No. 01-07511

Dear Mr. Windsor:

This letter sets forth the response of State Street Corporation, a Massachusetts corporation (“State Street” or “we”), to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission ( the “Commission”) set forth in the Staff’s letter of August 21, 2007 (the “Comment Letter”) regarding the above-referenced definitive proxy statement (the “2007 Proxy Statement”).

For reference purposes, the text of each of the Staff’s numbered comments in the Comment Letter has been provided herein in bold-faced type. Our responses follow each of the comments.  Several of our responses include information disclosed in the 2007 Proxy Statement, in order to provide context for the additional information requested by the Staff in the Comment Letter.  In most cases, this information is accompanied by a parenthetical or other reference to the 2007 Proxy Statement.  While we believe that the disclosure in the 2007 Proxy Statement provides the material information required by the new executive compensation disclosure rules adopted by the Commission in late 2006, we recognize the purpose of the Staff’s review process, and we have included in this letter, where applicable, clarifications or supplements to our disclosure that we intend to make in future filings to the extent the clarifications or supplements are still relevant in light of then-applicable facts.

General comments on this filing

1.              Revise your disclosure to provide the information required by Item 407(e)(4) of Regulation S-K.

We supplementally inform the Staff that there were no relationships requiring disclosure under Item 407(e)(4) of Regulation S-K in the 2007 Proxy Statement.  We based our omission from the 2007 Proxy Statement of the caption referenced in that Item on a published Staff Interpretation

(Item 402 of Regulation S-K Interpretation #25 of the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, July 1997).  In future filings, as applicable and subject to Section 5.01 of the Staff’s Interpretative Responses Regarding Particular Situations (published March 13, 2007), we will provide the information required by Item 407(e)(4) of Regulation S-K under the caption, “Compensation Committee Interlocks and Insider Participation”.

Executive Compensation, Page 18

Processes and Procedures for Considering and Determining Executive and Director Compensation, page 18

2.              You discuss the engagement of and instructions given to Hewitt Associates and discuss the services provided by the other consultants listed on page 18.  For each consultant who provides services used in setting the level of executive or director compensation, whether or not they are engaged by the Compensation Committee, please provide all the information required by Item 407(e)(3)(iii) of Regulation S-K.  Please clarify whether the Compensation Committee directly engages each consultant or identify the officer or portion of State Street who did engage the consultant.

In determining 2006 executive and director compensation, the Executive Compensation Committee (the “Committee”) of our Board of Directors (the “Board”) benefited from the services of three consulting firms:  Hewitt Associates (“Hewitt”), MG Management Consultants (“MGMC”) and McLagan Partners (“McLagan”), two of which, MGMC and McLagan, were primarily engaged to provide supplemental data for the Committee, Hewitt and Management.

Hewitt was directly engaged by the Committee to provide the Committee with comparative data and information on current practices and trends (see page 19 of the 2007 Proxy Statement).   The Committee instructed Hewitt to compile data on compensation paid to comparable executives and directors at comparator companies for the purpose of benchmarking State Street’s executive and director compensation (see page 19 of the 2007 Proxy Statement).  At the Committee’s instruction, Hewitt had previously worked with management to agree upon a list of peer group companies to recommend to the Committee for purposes of benchmarking executive and director compensation (see page 19 of the 2007 Proxy Statement).  We supplementally inform the Staff that Hewitt was the only compensation consultant to provide advice by meeting with, and attending meetings of, the Committee.

MGMC and McLagan, both having specialized expertise in the financial services industry, were engaged by management to provide compensation data that was not available through Hewitt for benchmarking against comparator companies several positions in our Operating Group (consisting of our ten senior-most policy making executive officers), as well as trends in compensation within the peer group companies for 2006 (see page 19 of the 2007 Proxy Statement).  We supplementally inform the Staff that our Global Human Resources Department obtained additional data on behalf of the Committee to supplement the data expected to be provided by Hewitt in these and other areas and that Global Human Resources engaged MGMC and McLagan to provide the supplemental data.  MGMC’s and McLagan’s roles did not extend beyond providing this data, and they did not provide any advice, or participate with the Committee in discussions regarding, the determination of amounts or forms of executive compensation.

In light of the Staff’s comment, in future filings, as applicable, we will clarify or supplement our disclosure in accordance with Item 407(e)(3)(iii) of Regulation S-K.  Specifically, consistent with the above and to the extent applicable, we intend to:

•                  identify the State Street department or officer that engages any compensation consultant not directly engaged by the Committee; and

•                  clarify whether a compensation consultant’s role extends beyond providing data to providing advice by attending Committee meetings.

3.              Committee appears to split authority with the Board for the ultimate approval of different elements of the compensation program for the Named Executive Officers, including the CEO.  Please revise your disclosure to clarify the Committee’s authority, including any aspects of compensation that the Board retains ultimate authority to approve.  Please refer to Item 407(e)(3)(i) of Regulation S-K.

As disclosed on page 21 of the 2007 Proxy Statement, the Committee has been delegated overall responsibility for establishing the compensation program for all of our executive officers, including the Named Executive Officers.  With regard to our Chief Executive Officer, Ronald E. Logue (the “CEO”), the Committee assessed performance and decided his total compensation, which was confirmed by the independent members of the Board of Directors (see page 21 of the 2007 Proxy Statement).  We supplementally inform the Staff that under its charter, the Committee is required to approve the compensation of the Named Executive Officers other than the CEO and to act with the other independent directors on our Board to approve the CEO’s compensation.  With respect to our CEO’s 2006 compensation, the Committee implemented this approval by approving the CEO’s compensation itself and then securing the separate ratification of that approval by the full Board (excluding the CEO).  Other than the CEO, the directors on our Board are independent, as defined in the applicable listing standards of the New York Stock Exchange.

In light of the Staff’s comment, in future filings, as applicable, we will clarify or supplement our disclosure in accordance with Item 407(e)(3)(i) of Regulation S-K.  Specifically, consistent with the above and to the extent applicable, we intend to:

•                  identify applicable Committee charter requirements that the Committee act with the independent directors to approve CEO compensation;

•                  specify for the CEO and for the other Named Executive Officers whether the Committee acted alone or together with the other independent directors to approve the relevant compensation; and

•                  describe the process by which the Committee acts with other independent directors to approve CEO compensation.

Compensation Discussion and Analysis, page 21

4.              You state that one of the factors that the Committee considers in setting compensation awards to the named executive officers is individual performance.  Please revise your discussion to clarify how individual performance is determined and how it affected compensation determinations for the relevant periods.  Please refer to Item 402(b)(1)(v) and 402(b)(2)(vii) of Regulation S-K.

As disclosed on page 23 of the 2007 Proxy Statement, for 2006 compensation, the CEO and the Board agreed to the CEO’s individual performance goals in four key areas:  shareholder (achieving measures of financial performance), customer (focused on customer satisfaction), employee (meeting the challenges of the workplace) and organization (meeting organizational objectives).  The goals for each member of our Operating Group other than the CEO, which includes each of the other Named Executive Officers, cascade from the CEO’s goals (see page 23 of the 2007 Proxy Statement).  We supplementally inform the Staff that for each of the other Named Executive Officers those goals derived from and supported the CEO’s goals in each of the four key areas, with respect to the specific officer’s area of responsibility.  Those goals were established by mutual agreement of the specific executive and the CEO.

Our independent Lead Director (the “Lead Director”) solicited the views of the other independent directors on the CEO’s 2006 performance (see page 20 of the 2007 Proxy Statement).  In addition, the CEO prepared a self-evaluation for the Board analyzing his performance against his individual goals for the year (see page 20 of the 2007 Proxy Statement).  We supplementally inform the Staff that the Board, excluding the CEO, then met and discussed both the director evaluations of the CEO’s performance and the CEO self-evaluation.  The Committee and the Board (excluding the CEO) had the benefit of these discussions when evaluating the CEO’s performance relative to his individual goals and approving or ratifying the CEO’s total compensation.

As disclosed on page 20 of the 2007 Proxy Statement, the CEO, working with our head of Global Human Resources and our head of Global Compensation and Benefits, is responsible for making recommendations to the Committee for the compensation of all members of the Operating Group other than Mr. Logue, including the non-CEO Named Executive Officers.  Supplementally, we inform the Staff that the CEO evaluated each member of the Operating Group, including each non-CEO Named Executive Officer, against the goals established for that officer and included that evaluation as a factor in making his recommendation to the Committee for the total compensation of that officer.  In making his recommendations to the Committee, the CEO informed the Committee of his overall view regarding the officer’s performance.

In light of the Staff’s comment, in future filings, as applicable, we will clarify or supplement our disclosure in accordance with Items 402(b)(1)(v) and 402(b)(2)(vii) of Regulation S-K.   Specifically, consistent with the above and to the extent applicable, we intend to:

•                  discuss whether the Board or the Committee takes into account the performance of the CEO relative to his individual performance goals;

•                  discuss whether the CEO specifically evaluates each other Named Executive Officer against that officer’s goals and how the CEO informs the Committee of his evaluation of that officer; and

•                  describe the elements of compensation to which the evaluation of individual performance was applied (which may be total compensation and not any specific element of compensation).

5.              Revise your disclosure to identify the material corporate and individual performance targets used to determine the compensation of the named executive officers.  If you determined that disclosure of these targets was not required because disclosure would result in competitive harm to State Street, please supplementally provide the staff with your analysis as to how you determined the confidential nature of each type of target.  Furthermore, to the extent that you have an appropriate basis for omitting specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.  Please refer to instruction 4 to Item 402(b) and Item 402(b)(v) of Regulation S-K.

The material performance targets used to determine the compensation of Named Executive Officers (other than the December 2006 special performance awards disclosed on page 27 of the 2007 Proxy Statement) were based on operating net income before income taxes and incentive compensation (“NIBTIC”) and operating basis earnings per share and return on equity.  NIBTIC is the basis for annual incentive awards under our Senior Executive Annual Incentive Plan (the “SEAIP”), and page 23 of the 2007 Proxy Statement discloses the specific target level of NIBTIC upon which these awards were determined, how that target compared to 2006 budgeted NIBTIC and a description of how payouts were determined based upon performance relative to the target.  Operating basis earnings per share and return on equity are the basis for performance awards.  These targets are specifically disclosed on page 24 of the 2007 Proxy Statement, along with minimum performance thresholds for payment and historical average payout information.  In addition, for William W. Hunt, his award under the SSgA Performance Equity Program was based on the compounded annual growth rate of SSgA’s net income before taxes over a three-year period.  The payout range under this program is disclosed on page 27 of the 2007 Proxy Statement based upon a specified range of compounded annual growth rate.

As disclosed on page 27 of the 2007 Proxy Statement, the December 2006 special performance awards have a five-year performance cycle based on the achievement of target levels of return on equity from continuing operations.  Although we do not indicate the specific return on equity target for these awards, page 27 of the 2007 Proxy Statement notes that the target level of return on equity was set at the lower end of the range at which we have historically published guidance, thus providing a basis for understanding how difficult it will be to achieve the targets.  These awards were unique and non-recurring.  In future filings, the status of these awards, including payouts, will be reflected in the compensation tables, as required by Item 402 of Regulation S-K.  Because these awards were part of 2006 compensation decisions, they will not be accompanied by narrative disclosure in future proxy statements, unless necessary to an understanding of compensation in a future period.

In light of the Staff’s comment, in future filings, as applicable, we will clarify or supplement our disclosure in accordance with Instruction 4 to Item 402(b) of Regulation S-K and Item 402(b)(2)(v) of Regulation S-K.  Specifically, to the extent applicable, we intend to disclose the specific items of corporate performance that are taken into account in determining future special performance awards, if any, unless those specific items may be omitted in accordance with Instruction 4 to Item 402(b).

Other Named Executive Officer, page 27

6.              Revise your disclosure to prove a more precise discussion of how the Committee uses comparisons to your peer group in making compensation decisions.  For example, we note your disclosures concerning how your CEO’s compensation compared with your peer group for 2006.

As disclosed on pages 18-19 of the 2007 Proxy Statement, the Committee’s objective in setting executive compensation is to provide total compensation at the market median for performance that meets the executive’s individual performance goals and our financial performance goals and, at higher levels, to recognize exceptional performance.  Supplementally, we advise the Staff that for 2006, the CEO and the Committee considered advice from consultants that, in general, the median total compensation for executives of the seniority, and with the responsibilities, of our non-CEO Named Executive Officers was expected to increase year over year at a rate of approximately 25-30%.  In arriving at their total compensation decisions for the individual Named Executive Officers, the CEO and the Committee also considered corporate financial performance relative to the peer group, based upon the same financial performance objectives used in determining the CEO’s total compensation (see page 19 of the 2007 Proxy Statement).

In light of the Staff’s comment, in future filings, as applicable, we will clarify or supplement our disclosure concerning how the Committee uses comparisons to our peer group in making compensation decisions for the non-CEO Named Executive Officers.  Specifically, consistent with the above and to the extent applicable, we intend to:

•                  identify whether it is the CEO or the Committee or both that makes use of peer group data in making compensation recommendations and determinations for the non-CEO Named Executive Officers; and

•                  identify the significant peer group comparisons made in determining non-CEO Named Executive Officer determinations, such as: expected peer group median total compensation growth rate and relevant corporate financial performance.

Special Performance Awards, page 17

7.              You discuss the special performance awards to three of your named executives in December 2006.  Revise this section to identify how the Committee determined the size of the awards, including any factors considered and any recommendations from parties other than the Committee that assisted in determining the amount of the awards.  Please refer to Item 402(b)(1)(v) and Item 402(b)(2)(v) and (vi) of Regulation S-K.

As noted in our response to the Staff’s comment #5, our December 2006 special performance awards were unique and non-recurring.  Supplementally, we inform the Staff that the Committee granted these awards after receiving the recommendation of our CEO as to the amount and structure of, and rationale for, the awards.  Our CEO, in forming this recommendation, consulted with management of our Global Human Resources Department in designing appropriate awards to recognize the ideals reflected in the appointment of Messrs. Antonellis, Hooley and Hunt to the position of Vice Chairman (described on page 27 of the 2007 Proxy Statement); namely development and retention of leadership talent for a global organization, and also reviewed State Street’s historical practices in granting equity awards in connection with promotions to senior management positions.  In future filings, the status of these awards, including payouts, will be reflected in the compensation tables, as required by Item 402 of Regulation S-K.  Because these awards were part of 2006 compensation decisions, they will not be accompanied by narrative disclosure in future filings, unless necessary to an understanding of compensation in a future period.

In light of the Staff’s comment, in future filings, as applicable, we will clarify or supplement our disclosure under Items 402(b)(1)(v), 402(b)(2)(v) and 402(b)(2)(vi) of Regulation S-K with respect to special performance awards, if any, of the nature of those awarded to certain of our Named Executive Officers in December 2006.  In doing so we intend to include descriptions, as applicable, of how we determined the amount of the compensation, any items of corporate performance taken into account in setting the compensation and how the compensation was structured and implemented to reflect our performance.

Relationship of Total Compensation to Summary Compensation and Related Tables, page 29

8.              In a closing piece of your Compensation Discussion and Analysis, you provide disclosure and a table which compares how the Committee viewed compensation amounts when determining the total compensation for the named executives.  Revise your disclosure to ensure that this table is not given greater prominence than the required tables, including the Summary Compensation Table.  Revise this section to clarify that while your table is presented to explain how the Committee views the disclosure, you should explain that your alternate table and disclosure are not a substitute for the complete information required by the SEC’s rules.

In preparing the table noted in the Staff’s comment, we were sensitive to not giving it greater prominence than the tables specifically required by Item 402 of Regulation S-K.  In this regard, we note that the table is logically presented within the “Compensation Discussion and Analysis” to which it relates, is not unduly large and does not bear excessive legending or other such features.  In addition, the table is accompanied by disclosure explaining why it is included and specifically stating that it differs from the calculation of total compensation in accordance with the Commission’s rules, as reflected in the “Summary Compensation Table”.  However, in light of the Staff’s comment, in future filings, as applicable, we will include a statement (in bold-faced type) in the paragraph noting that the table’s information differs from calculations in accordance with Commission rules (see the paragraph on page 29 following the table) or in a similarly prominent location substantially to the effect of the following:  “While the table above is presented to explain how the Committee determines compensation, the table and its accompanying disclosure are not a substitute for the tables and disclosures required by the SEC’s rules.  The tables and disclosures required by the SEC’s rules begin on page        .”.

9.              Please explain in more detail the change in Mr. Logue’s pension value during 2006 and explain why the committee does not include it as a component of 2006 compensation.

The change in Mr. Logue’s pension value during 2006 resulted from factors commonly associated with increases in pension values:  Mr. Logue’s age, length of service and compensation increased.  While the Committee was aware of and considered the change in Mr. Logue’s pension value when it determined his total compensation, the Committee did not view it conceptually as a component of current year compensation.  The Committee also noted that meaningful data from the peer group of companies used to benchmark State Street’s total compensation regarding increases in pension value was not available and, therefore, could not be readily used as a quantitative factor in evaluating compensation relative to the peer group.  Had this data been available, its usefulness in benchmarking compensation would likely have been limited due to the general prominence of age and length of service, as opposed to performance metrics, as characteristics determining changes in pension value.  As disclosed on page 20 of the 2007 Proxy Statement, management prepared for the Committee tally sheets which describe and quantify other aspects of compensation and wealth accumulation in addition to the elements of compensation that comprise total compensation, including, among other items, pension benefits.  The Committee uses tally sheets to assess the context in which the total compensation for the year is delivered (see page 20 of the 2007 Proxy Statement).

In light of the Staff’s comment, in future filings, as applicable, we will clarify or supplement our disclosure, if any, concerning the Committee’s treatment of Mr. Logue’s pension value among the components of total compensation.  Specifically, consistent with the above, and to the extent applicable, we intend to identify:

•                  whether the Committee views pension values, conceptually, as a component of current year compensation; and

•                  whether meaningful pension value data was available for use by the Committee as a quantitative factor in evaluating compensation relative to the peer group.

Pension Benefits, page 39

10.       Revise your discussion of the benefits under the State Street Defined Benefit Plan to clarify why some of your executive officers are credited with more years of service under this plan than under the Retirement Plan or SERP.

All executives are credited with an additional year of service under the supplemental defined benefit pension plan (the “SDBPP”), as compared to the qualified defined benefit plan (the “Retirement Plan”) and the supplemental retirement plan (the “SERP”) because service for the SDBPP is credited from the date of hire, while service for the Retirement Plan and the SERP is credited from the first anniversary of the date of hire.  This distinction is referenced in note (1) to the Pension Benefits table on page 39 of the 2007 Proxy Statement.  That Pension Benefits table also indicates, in note (3), that Mr. Hooley is credited for additional service time under the SDBPP for prior service with BFDS.  Supplementally, we inform the Staff that in accordance with a 2005 amendment to the SDBPP specific to his unique circumstances, Mr. Hooley received this credit for additional service time to compensate him for his service at a joint venture in which State Street participates and his service at State Street prior to his service at the joint venture.

In light of  the Staff’s comment, in future filings, as applicable, we will include in the description of the SDBPP disclosure substantially to the effect of the following:  “Mr. Hooley, in accordance with a 2005 amendment to the SDBPP specifically addressing the unique circumstances of his service to a State Street joint venture, has been credited with nine additional years of service for purposes of the SDBPP.  This credit reflects his service at the State Street joint venture and at State Street prior to the joint venture service.”.

Potential Payments upon Termination or Change of Control, page 42

11.       Revise this section, or another appropriate portion of your disclosure regarding post-employment benefits, to discuss how the company arrived at the structure of the change in control agreements.  For example, please discuss the extent to which the terms were the result of negotiations or were the result of an evaluation of similar benefits provided by peer companies.  Please refer to Item 402(j) and Item 402(b)(1)(v) of Regulation S-K.

We supplementally inform the Staff that the structure of our change in control benefits agreements with our Named Executive Officers was initially put in place in 1995 after consideration of appropriate measures to retain key employees in light of a then-threatened hostile bid to acquire State Street.  Since market practice and the benefits of such change in control agreements have not changed significantly since 1995, these arrangements have remained in place.  In light of the Staff’s comment, in future filings, as applicable, we will clarify or supplement our disclosure in accordance with Items 402(j) and 402(b)(1)(v) of Regulation S-K.  Specifically, consistent with the above and to the extent applicable, we intend to include disclosure under the “Change of Control” heading (or similar heading) substantially to the effect of the following:  “The structure of the change of control agreements with our Named Executive Officers was put in place in 1995 after consideration of appropriate measures to retain key employees in light of a then-threatened hostile bid to acquire State Street, and we have since retained that structure.”.

12.       The terms of the severance policy change based upon the employee’s payment grade.  To the extent that the amounts payable to State Street’s executive officers, including the named executives, are different from other employees, please quantify the benefits to the named executives.  Please refer to Instruction 5 to Item 402(j) and 402(j)(2) of Regulation S-K.

As disclosed on page 42 of the 2007 Proxy Statement, State Street has a severance policy that applies to all salaried employees in a reduction in staff or layoff or upon a determination that the employee’s work performance is the result of factors that may be beyond the employee’s control.  In addition to providing for benefits under various plans that apply to all salaried employees, the severance policy provides for a specified bridging period, followed by severance pay up to a maximum, which varies depending on employment grade (see page 42 of the 2007 Proxy Statement).  For the Named Executive Officers, all of whom are executive vice presidents or higher, the bridging period is 50 weeks of base salary and the severance benefit is equal to four weeks of base salary per completed year of service up to a maximum of 104 weeks of base salary (see page 42 of the 2007 Proxy Statement).  Supplementally, we inform the Staff that if the employment of each of the Named Executive Officers had been terminated in a qualifying termination on December 31, 2006, they would have been eligible to receive the following amounts as severance pay from State Street:  Mr. Logue, $2,000,000; Mr. Resch, $850,000; Mr. Hunt, $1,442,308; Mr. Hooley, $1,338,462; and Mr. Antonellis, $1,350,000.”.

In light of the Staff’s comment, in future filings, as applicable, we will clarify or supplement our disclosure in accordance with Instruction 5 to Item 402(j) of Regulation S-K and Item 402(j)(2) of Regulation S-K.  Specifically, consistent with the above and to the extent applicable, we intend to quantify for each of our Named Executive Officers the amount of severance pay the officer would receive in the event of a qualifying termination.

Director compensation, page 47

13.       You disclose the value of the 2006 stock awards to directors in footnote 3.  The Instruction to Item 402(k) clarifies that the footnotes regarding stock and option awards must explain the assumptions used in valuing the Grant Date Fair Value and reference to the relevant sections of the company’s financial statements, notes to financial statements or Management’s Discussion and Analysis, consistent with the disclosure required by the Instructions to Item 402(c)(v and vi) of Regulation S-K.

It was not necessary for us to make any assumptions in valuing the 2006 director stock awards.  As disclosed on page 45 of the 2007 Proxy Statement with respect to the deferred stock awards, the director stock awards were made based upon the closing price of our common stock on April 18, 2006.  In light of the Staff’s comment, in future filings, as applicable, we will clarify or supplement our disclosure in accordance with the Instruction to Item 402(k) of Regulation S-K.  Specifically, consistent with the above and to the extent applicable, we intend to indicate the date and share price used to calculate the value of the stock awards by including a statement substantially to the effect of the following in note (3) to the Director Compensation table (or similarly appropriate place):  “These shares were valued based upon the per share closing price of our common stock on April      , 200   on the New York Stock Exchange, $      .”.

* * * * *

                State Street acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission.  State Street also acknowledges that the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings and that State Street may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at 617-664-5176 or David C. Phelan, Executive Vice President and General Counsel, at 617-664-1783 or Jeremy Kream, Senior Vice President and Senior Managing Counsel, at 617-664-7206, if you have any questions regarding the matters addressed in this letter or require any additional information.

Very truly yours,

/s/ Jeffrey N. Carp

Jeffrey N. Carp
Executive Vice President, Chief Legal Officer and Secretary

cc:	Mr. Ronald E. Logue
David C. Phelan, Esq.
Jeremy Kream, Esq.